Goodwin Procter LLP Counselors at Law Three Embarcadero Center 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041

September 28, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Pamela A. Long, Assistant Director

Re:	MyoKardia, Inc. Draft Registration Statement on Form S-1
Submitted August 20, 2015
CIK No. 1552451

Ladies and Gentlemen:

This letter is being submitted on behalf of MyoKardia, Inc. (the “Company”) in response to comments contained in the letter dated September 16, 2015 (the “Letter”) from Pamela A. Long, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Tassos Gianakakos, President and Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) that was submitted on August 20, 2015. The Company is concurrently filing a Registration Statement (the “Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to the Registration Statement as marked. Copies of this letter and its attachments will also be provided to Ameen Hamady, Terence S. O’Brien, and Edward M. Kelly of the Commission.

General

1.	We note that you intend to file by amendment additional exhibits, including the legal opinion. We may have comments on the legal opinion and other exhibits after they are filed. Please allow us sufficient time to review these materials before requesting acceleration of the registration statement’s effectiveness.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it is filing with the Registration Statement certain of the exhibits that are required to be filed, as indicated in the exhibit

United States Securities and Exchange Commission

September 28, 2015

index set forth at Item 16 of the Registration Statement, and will file the additional exhibits, including the legal opinion and consent of Goodwin Procter LLP, listed in the Registration Statement in subsequent pre-effective amendments to the Registration Statement that will provide the Staff adequate time to review these materials prior to the Company requesting effectiveness of the Registration Statement.

2.	Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that concurrently with this letter, it is supplementally providing to the Staff a copy of the Company’s presentation to potential investors in testing-the-waters meetings conducted in reliance on Section 5(d) of the Securities Act. In the event that the Company presents additional written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of all such written communications. The Company further advises the Staff that investors will not retain copies of any such materials.

3.	Provide us copies of any artwork that you intend to use as soon as possible for our review and comment. Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it is filing with the Registration Statement the artwork for the inside cover of the Registration Statement.

4.	It appears that you intend to request confidential treatment for portions of one or more exhibits to the registration statement. We will issue any comments on the confidential treatment application in a separate letter. For guidance in preparing the confidential treatment application you may wish to refer to Staff Legal Bulletin No. 1 (CF) and its Addendum which are available on the Commission’s website. Note that you must resolve any issue concerning the application before requesting acceleration of the registration statement’s effectiveness.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that an application for confidential treatment for Exhibit 10.10 of the Registration Statement has been submitted concurrently with this letter.

Summary of Consolidated Financial Data, page 8

5.

We note that you intend to affect a reverse split of your common stock prior to the effectiveness of the offering. We remind you that in accordance with SAB Topic 4:C you will need to revise your financial statements and your disclosures throughout the filing to give effect to the expected reverse split. If your auditors believe that only a “draft” report can be presented due to a pending future event such as the reverse stock split, they can include in the filing a signed and dated preface to their “draft” report stating the reason and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor´s report must be

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September 28, 2015

included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that this comment will be addressed in subsequent pre-effective amendments to the Registration Statement.

Cautionary Note Regarding Forward-Looking Statements, page 46

6.	We note the disclosure concerning estimates, projections, and other information concerning your industry, your business, and the markets for certain diseases, including data regarding the estimated size of those markets, and the incidence and prevalence of certain medical conditions included in the registration statement that you obtained from reports, research surveys, studies, and similar data prepared by market research firms and other third parties. Please disclose whether you funded any of this research or commissioned any such reports. If so, please file the consent of the third party that prepared the information as an exhibit to the registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that the Company has not funded any of the aforementioned research or commissioned any of the aforementioned reports.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56; Critical Accounting Policies and Significant Judgments and Estimates, page 58; Stock-Based Compensation, page 60

7.	Please provide us a summary of your common stock valuations for equity issuances during the periods presented as well as any planned equity issuances. For each issuance, please tell us:

•	the fair value of your underlying common stock used and your basis for this fair value, including a detailed explanation of any significant factors, assumptions, and methodologies not already discussed on pages 61 and 62;

•	the significant factors that contributed to differences in the fair value determined between each valuation date.

To the extent applicable, reconcile the fair values that you used for equity transactions to sales of equity securities during the period and the fair value indicated by the anticipated initial public offering or IPO price. We will not be able to complete our evaluation of your response until the IPO range has been disclosed. Please also tell us when you first initiated discussions with the underwriters regarding the IPO.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it will respond to the comment in a supplemental response once the preliminary IPO price range is available.

Common Stock, page 129

8.	Disclose whether holders of your common stock have cumulative voting rights in the election of directors.

United States Securities and Exchange Commission

September 28, 2015

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 129 of the Registration Statement accordingly.

Registration Rights, page 129

9.	You disclose that upon completion of the offering the holders of approximately 64 million shares of common stock will be entitled to registration rights pursuant to an investor rights agreement. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering these securities. Refer to ASC 825-20-50-1.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that pursuant to the investor rights agreement, there are no cash or other penalties associated with any delay in registering securities under the agreement. The Company has revised the disclosure on page 130 of the Registration Statement accordingly.

Lock-Up Agreements, page 134

10.	Describe briefly the factors that the underwriters’ representatives would consider in determining whether to consent to the release of any of the securities subject to the lock-up agreements before the agreements’ expiration period.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 141 of the Registration Statement accordingly.

Where You Can Find More Information, page 144

11.	We note the “not necessarily complete” and “qualified in all respects” language. Clarify that statements made in the prospectus about the contents of any contract, agreement, or other document filed as an exhibit to the registration statement include the material provisions of the contract, agreement, or other document.

RESPONSE: The Company has clarified on page 145 of the Registration Statement that the Registration Statement includes the material provisions of any contract or any other document filed as an exhibit to the Registration Statement.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

12.	We note your additional pro forma earnings per share disclosure on the face of your income statement along with related footnote on page F-31 detailing the adjustments to both the numerator and denominator at arriving at the pro forma net loss per share attributable to common stockholders for the year ended December 31, 2014 and the six months ended June 30, 2015. Please advise why the amounts reflected in your adjustments in your denominator for assumed conversion of the redeemable convertible preferred stock do not agree with the amount of shares outstanding as of December 31, 2014 and June 30, 2015 as disclosed in your footnote on page F-30 and your consolidated balance sheets on page F-3, or revise.

United States Securities and Exchange Commission

September 28, 2015

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the redeemable convertible preferred stock outstanding disclosed on pages F-3 and F-30 of the Registration Statement represent the amounts outstanding as of the balance sheet date presented, whereas the pro forma earnings per share disclosures on page F-31 of the Registration Statement represent the weighted average shares outstanding during the periods presented.

Summary of Significant Accounting Policies, page F-7; Research and Development Expenses, page F-12

13.	We note your disclosure that payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods and services are rendered. Please tell us the basis for your capitalization and whether the payments relate to contractual research development arrangements subject to ASC 730-20. If not, please tell us how you considered the guidance under ASC 730-10-25-2 and the guidance related to nonrefundable advance payments for future research and development activities under ASC 730-10-55-3. In providing your response, please tell us whether the “payments made prior to receipt of goods or services” are non-refundable.

RESPONSE: The Company acknowledges the Staff’s comment and notes that its contractual research and development arrangements are not subject to ASC 730-20. The Company has reviewed its research and development expenses and notes that there are no expenses that required capitalization for any of the periods presented. The Company explains its policy related to the prepayment of Preclinical Study and Clinical Trial expenses subject to ASC 730-10-25-2 in its accounting policy for Preclinical Study and Clinical Trial Accruals described on page F-12. As such, the Company has removed the aforementioned sentence on page F-12 of the Registration Statement.

Collaboration and License Agreement, page F-16

14.	We note your current disclosure on page F-17 that the $35 million upfront payment received from Sanofi is being deferred and that the company is recognizing revenue on a straight line basis over the expected term of research and development services through December 31, 2016. We further note your disclosure on page 23 that the initial term of the research program under the collaboration agreement is set to end on December 31, 2018 and that Sanofi can terminate by December 31, 2016 if it provides notice to do so or does not provide notice to continue with the collaboration. Furthermore, it appears that the collaboration agreement if agreed to continue past December 31, 2016 could also extend past December 31, 2018 unless Sanofi terminates for convenience any time after that date. As such, please tell us how you determined that the appropriate period to recognize your upfront fee in the Sanofi collaboration agreement was through December 31, 2016 versus the contract term through December 31, 2018. In providing your response, please tell us how you considered the guidance under SAB Topic 13:A3:f.

RESPONSE: The Company considered the guidance under SAB Topic 13:A3:f, which indicates upfront payments should not be recorded as revenue if the earnings process has not been completed but instead should be recorded as revenue over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.

United States Securities and Exchange Commission

September 28, 2015

The Company concluded that as per Section 12.2(a)(i) of the collaboration agreement, the contractual term of the collaboration agreement ends on December 31, 2016. Sanofi may elect to continue the arrangement beyond such date by providing advance written notice thereof and paying additional consideration of $45 million. Absent that election, providing notice and payment by Sanofi, the contractual term would end on December 31, 2016 and the Company will not have any further performance obligations per the terms of the collaboration agreement, as the term of the research program under the collaboration agreement would terminate concurrently therewith.

SAB Topic 13:A3:f, also indicates that the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee. The Company determined that the collaboration partner will no longer benefit from the payment of the upfront fee after December 31, 2016, after consideration of the following:

(1)	Related to the upfront $35 million payment, the Company identified the performance obligations under the collaboration agreement and determined that such performance obligations under the collaboration agreement will terminate on December 31, 2016, unless Sanofi elects to continue the arrangement.

(2)	If Sanofi elects to continue the agreement, Sanofi is required to make an additional $45 million payment to the Company for the following performance obligations: (i) the transfer of intellectual property rights and know-how (license); (ii) the obligation to provide certain limited research and development services during the term of the license agreement; and (iii) the obligation to participate on the development and commercialization committees. This continuation payment would help to fund the research program from the date after the payment through December 31, 2018.

Additionally, the Company concluded that the relationship with the customer extending beyond the initial term is outside the control of the Company and subject to Sanofi’s assessment of the success of the early-stage research programs. Per Section 4.5(a) of the collaboration agreement, Sanofi has the sole right to elect to continue the agreement for additional period.

Based on the above, the Company believes that it is appropriate to record the upfront payment over the contractual and expected term ending December 31, 2016.

Exhibit Index

15.	Please include a summary of your unwritten TRV Agreement as an exhibit to the registration statement, or tell us why this is not a material contract within the ambit of Item 601(b)(10) of Regulation S-K. Note that where a material contract is not in writing, the registrant should file a summary of the agreement as an exhibit similar to that required for oral contracts under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website.

United States Securities and Exchange Commission

September 28, 2015

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the TRV Agreement is not a material contract within the ambit of Item 601(b)(10) of Regulation S-K. In support of this analysis, the Company advises the Staff that the contract is one that ordinarily accompanies the kind of business conducted by the Company because the Company received various consulting and management services for various administrative and technical functions under the TRV Agreement that are similar to services that the Company would receive from other third-party contractors. In addition, the TRV Agreement is immaterial in amount and significance to the Company. For example, the amount paid by the Company during the year ended December 31, 2014 under the TRV Agreement represented less than 1.2% of the Company’s total operating expenses of $23.1 million during that period, and the Company expects that future obligations, if any, under the TRV Agreement will be immaterial. In addition, the Company is not substantially dependent on any of the services provided under the TRV Agreement.

16.	It is unclear to which exhibit or exhibits the symbol “+”, indicating that application for confidential treatment of certain provisions has been made, relates. Please revise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on the Exhibit Index of the Registration Statement accordingly.

Exhibits 10.3, 10.4, 10.5, 10.6, 10.7, and 10.8

17.	We note that you did not file the attachments to the exhibits. Unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) of Regulation S-K has no provision for excluding attachments to an exhibit. Please refile the exhibits with all attachments.

RESPONSE: The Company acknowledges the Staff’s comment and has refiled Exhibits 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8 to the Registration Statement to include all attachments to such exhibits.

Exhibit 10.9

18.	We note that you did not include exhibits B and D to the exhibit in the “Table of Contents.” Additionally, you did not file exhibit G to the exhibit, and exhibit A to the exhibit appears incomplete. Please revise.

RESPONSE: The Company acknowledges the Staff’s comment and has refiled Exhibit 10.9 to the Registration Statement to include the complete exhibits thereto.

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

United States Securities and Exchange Commission

September 28, 2015

cc:	Pamela A. Long (U.S. Securities and Exchange Commission)
Ameen Hamady (U.S. Securities and Exchange Commission)
Terence S. O’Brien (U.S. Securities and Exchange Commission)
Edward M. Kelly (U.S. Securities and Exchange Commission)
Tassos Gianakakos (MyoKardia, Inc.)
Mitchell S. Bloom, Esq. (Goodwin Procter LLP)
Brian J. Cuneo, Esq. (Latham & Watkins LLP)
B. Shayne Kennedy, Esq. (Latham & Watkins LLP)